UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Be Belong Group Corp.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 5, 2025

Physical address of issuer
323 Sunny Isles Blvd, 7th Floor, Sunny Isles Beach, FL 33160

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23,931,836.18	$0
Cash & Cash Equivalents	$359,040.38	$0
Accounts Receivable	$23,300,000.00	$0
Short-term Debt	$26,878.10	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,236,060.58	$0

March 30, 2026

FORM C-AR

Be Belong Group Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Be Belong Group Corp., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at https://bebelong.life no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Be Belong Group Corp. (the "Company") is a Delaware Corporation, formed on February 5, 2025.

The Company is located at 323 Sunny Isles Blvd, 7th Floor, Sunny Isles Beach, FL 33160.

The Company's website is https://bebelong.life.

The information available on or through our website is not a part of this Form C-AR.

The Business

Be Belong is a resident engagement and property operating platform designed to transform multifamily living into connected, value-driven communities. It enables property owners to engage tenants through social features, services, and AI-powered tools while unlocking new revenue streams. At the foundation of RentGain, Be Belong provides the infrastructure that connects residents, properties, and economic opportunities into a unified ecosystem.

RISK FACTORS

Risks Related to the Company's Business and Industry

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Early-Stage Company with Limited Operating History: We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. No Assurance of Profitability: We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to

generate adequate revenue, we may need to raise additional capital, which could dilute existing shareholders' interests.

3. Regulatory and Compliance Risks: Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business. In particular, we rely on various licensed third-party providers for the money transmission and blockchain tokenization aspects of our platform. Regulatory changes or changes in the operations of our providers could require us to take on significant compliance burdens.

4. Economic and Market Risks: Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

5. Lack of Liquidity for Investors: Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may not be able to sell their shares quickly or at an acceptable price.

6. Risks Related to Key Personnel: Our success depends on the experience and efforts of our management team. The loss of key personnel, or the inability to attract and retain qualified employees, could disrupt our business and hinder our growth.

7. Uncertain Future and Business Execution Risks: There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

8. Investors Have Little Control: Because investors in this offering will have a minority of shares, and the majority shareholders are members of the Board of Directors, the Board could govern without significant input from investors in this offering, subject to applicable law.

In addition to the risks listed above, businesses are often subject to unforeseen or underappreciated risks. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully implement its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration, when making such analysis, among other things, the Risk Factors discussed above.

BUSINESS

Description of the Business

Be Belong is a resident engagement and property operating platform designed to transform multifamily living into connected, value-driven communities. It enables property owners to engage tenants through social features, services, and AI-powered tools while unlocking new revenue streams. At the foundation of RentGain, Be Belong provides the infrastructure that connects residents, properties, and economic opportunities into a unified ecosystem.

Business Plan

Our Solution: A Three-Pillar Approach

1. Resident Engagement via Social-Media Features
○ Enables residents to connect, communicate, and engage within their community
○ Supports events, clubs, marketplace activity, and peer-to-peer interaction
○ Increases tenant satisfaction and retention
○ Transforms properties into connected, high-engagement communities

2. RentGain Integration (Earnings Layer)
○ Allows residents to earn income through engagement (ads, surveys, offers)
○ Converts consumer attention into real financial value
○ Helps offset rent, reducing financial pressure on tenants
○ Aligns incentives between residents, brands, and property owners

3. Property Operating System (POS)
○ Provides property owners with tools to manage and engage tenants
○ Enables communication, notifications, and service offerings
○ Unlocks new revenue streams through advertising, services, and marketplace activity
○ Improves operational efficiency and increases NOI

Industry & Market Opportunity

1. High Resident Turnover
A significant percentage of tenants move annually due to a lack of engagement, better opportunities, or financial pressure. This leads to higher vacancy rates and increased costs for property owners.

2. NOI Pressure on Property Owners
Property owners face ongoing challenges in maximizing revenue due to turnover, inefficiencies, and limited monetization opportunities within their communities.

3. Rising Cost of Living for Renters
Rent remains the largest expense for most households, creating financial strain and increasing demand for solutions that provide economic relief.

Our Target Customers Include

● Property owners and property management companies
● Multifamily residents and renters

Competitive Advantage
● Integrated Ecosystem: Combines community engagement, earnings, and property management in one platform
● NOI Enhancement: Increases retention and unlocks new revenue streams
● Tenant-Centric Model: Improves resident experience while delivering financial value
● First-Mover Positioning: Bridges PropTech, AdTech, and FinTech within residential communities

Business Model & Revenue Strategy:

The Be Belong platform enables tenants to purchase tokens representing fractions of apartment units and also provides a social media platform for organizing community events, a marketplace, a social organization, and meetups among tenants and clubs.

Be Belong generates revenue by transforming residential communities into active, monetizable ecosystems where residents, property owners, and brands interact. It primarily earns through targeted advertising to a verified resident audience, AI-driven service referrals such as internet, insurance, and home services, and a built-in marketplace where users can buy, sell, or promote offerings. Additional revenue comes from SaaS fees charged to property owners for using the platform as a property operating system, as well as premium features and data insights that enhance engagement and decision-making. Together, these streams turn everyday community activity into consistent, scalable revenue.

We project zero revenue during 2025, for a net loss of about $2.2 million; about $7.7 million in revenue during 2026, achieving net profitability by the end of the year; about $23 million in revenue during 2027, with a pre-tax profit of about $3.6 million; about $44 million in revenue during 2028, with a pre-tax profit of about $7 million; and continued growth in the future.

Future Growth & Expansion Plan:

Our main growth strategy is through signing up multifamily property owners. We measure our reach in terms of apartment buildings; each building has a flat setup charge, though revenue will ultimately be tied to the number of residents.

We anticipate signing up over 20,000 doors through property management and direct downloads by the end of 2026 Q2, growing to over 600 by the end of 2029.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gabriel Bar Shany

All positions and offices held with the Company, and date such position(s) were held, with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: CEO/CTO/Secretary Employer: Be Belong, Dates of Service: 02/05/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years, with start and ending dates

Gabriel Bar Shany has held the positions of CEO/CTO/Secretary of Be Belong Group Corp. (the issuer) since 02/05/2025. Gabriel Bar Shany has also held the position of CTO at Magic Soft Group, with responsibility for driving technical strategy and ensuring technical alignment with business goals. He has held this position since 08/04/2022.

Name

Bella Cohen

All positions and offices held with the Company, and date such position(s) were held, with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: CRO Employer: Be Belong, Dates of Service: 03/13/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years, with start and ending dates

Bella Cohen has served as the CRO of Be Belong Group Corp. (the issuer) since 03/13/2025. Bella Cohen has also served as CEO of Igo Tech LLC. She has held this position since June 2022. Bella Cohen has business experience as a self-employed executive and head of business in real estate and commercial lending from June 2022 to present. She also has business experience as Senior Vice President of Global Trade Finance with Regions Bank from September 2013 to July 2022.

Name

Shani Bar Shany

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: President Employer: Be Belong Dates of Service: 02/05/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Shani Bar Shany has held the positions of President of Be Belong Group Corp. (the issuer) since 02/05/2025. Shani Bar Shany has also held the position of CEO of Magic Soft Group with responsibilities of managing the business and building a team. She currently holds this position, since 08/04/2022. Shani Bar Shany also serves in the commercial and real estate lending sector as CRO with Infinite Capital since June 2023 and as CEO and director of DealEstate since January 2023.

Education

Officers of the Company

The officers of the Company are listed below, along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name

Gabriel Bar Shany

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: CEO/CTO/Secretary Employer: Be Belong, Dates of Service: 02/05/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years, with start and ending dates

Gabriel Bar Shany has held the positions of CEO/CTO/Secretary of Be Belong Group Corp. (the issuer) since 02/05/2025. Gabriel Bar Shany has also held the position of CTO at Magic Soft Group, with responsibility for driving technical strategy and ensuring technical alignment with business goals. He has held this position since 08/04/2022.

Education

Gabriel Bar Shany holds a BA in economics and an MBA in International Business and Finance.

Name

Bella Cohen

All positions and offices held with the Company, and date such position(s) were held with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: CRO Employer: Be Belong, Dates of Service: 03/13/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years, with start and ending dates

Bella Cohen has served as the CRO of Be Belong Group Corp. (the issuer) since 03/13/2025. Bella Cohen has also served as CEO of Igo Tech LLC. She has held this position since June 2022. Bella Cohen has business experience as a self-employed executive and head of business in real estate and commercial lending from June 2022 to present. She also has business experience as Senior Vice President of Global Trade Finance with Regions Bank from September 2013 to July 2022.

Education

Name

Shani Bar Shany

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Board Service: 02/05/2025 – Present Principal Occupation: President Employer: Be Belong Dates of Service: 02/05/2025- Present Employer's Principal Business: Technology

Principal occupation and employment responsibilities during at least the last three (3) years, with start and ending dates

Shani Bar Shany has served as President of Be Belong Group Corp. (the issuer) since 02/05/2025. Shani Bar Shany has also served as CEO of Magic Soft Group, with responsibility for managing the business and building a team. She has held this position since 08/04/2022. Shani Bar Shany also serves in the commercial and real estate lending sector as CRO with Infinite Capital since June 2023 and as CEO and director of DealEstate since January 2023.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	18,000,000
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Employee Incentive Plan Options
Amount outstanding	240,000
Voting Rights	No voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$341,200
Voting Rights	No voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If the company raises further capital, existing shareholders may experience dilution of their ownership percentage.

Other Material Terms or information.	The SAFEs convert into equity during the next financing round in which the Company sells Preferred Stock, subject to the terms of the SAFE agreement. The SAFE includes a pre-money valuation cap of $20,480,000. In addition to the valuation cap, investors will receive a discount based on the size of their investment: • Investors who invest $20,000 to $99,999.99 will receive a 30% discount off the price per share of Preferred Stock sold in the Equity Financing. • Investors who invest $100,000 or more will receive a 40% discount. • Investors who invest less than $20,000 will convert at the Valuation Cap with no additional discount. Upon an Equity Financing, each investor's SAFE will convert into the greater of (a) the number of shares based on the applicable discount noted above, or (b) the number of shares based on the Valuation Cap, as defined in the SAFE agreement. These discount tiers are intended to reward larger investments and are fixed at the time of investment based on the total amount committed by the investor. The SAFE does not contain any "MFN clause," meaning that investors do not have any protections if the Company offers future SAFEs or other securities at more attractive terms than the SAFE being offered here. There are two ongoing legal proceedings involving current officers of the company. Based on current knowledge, these proceedings are not expected to have a material adverse effect on the company's operations or the individuals' ability to continue in their roles. The company is not a party to either proceeding. Note that the Company has authorized 50 million shares and has only allocated 20 million thus far. If the Company issues additional shares, that will alter the percentage of the Company represented by SAFE holders' prospective share holdings. However, this by itself will not alter the value of your SAFE or the shares the SAFE would convert into, assuming that the capitalization of the Company grows proportionally to such new share issue. Restrictions on Transfer of the Securities Being Offered: The securities being offered may not be transferred by any purchaser of such securities during the one-year period

	beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The company's outstanding debt is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$591,200.00	The proceeds from this offering will be used to deploy the Be Belong Tech Stack across multifamily apartment buildings and property management, to continue streamlining the Be Belong App and its interface with existing property management,	April 18, 2025	Regulation CF

			and to facilitate a token environment for multifamily properties. Use of Funds Raised If Target Offering Amount Sold: Total Proceeds $110,000 Less: Offering Expenses $4400 Net Proceeds $105,600 Use of Net Proceeds: Marketing Including Staff $36,000 Tech Development - Staff $56,000 Sales & G&A $13,600 Total Use of Net Proceeds $105,600 Total Proceeds $110,000 If Maximum Amount Sold: Total Proceeds $1,200,000 Less: Offering Expenses $48,000 Net Proceeds $1,152,000 Use of Net		

			Proceeds: Marketing Including Staff $403,200 Tech Development - Staff 145,400 Sales & G&A $603,400 Total Use of Net Proceeds $1,152,000 Total Proceeds $1,200,000		

Ownership

A majority of the Company is owned by a few people. Those people are Gabriel Bar Shany, Shani Bar Shany, and Bella Cohen.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Gabriel Bar Shany	28.3%
Shani Bar Shany	28.3%
Bella Cohen	28.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company expects that the bulk of its expenses will be in marketing and sales, with roughly a quarter of expenses devoted to developing the technology platform during 2025. We anticipate that we will sign up several apartment buildings on a trial basis during 2025, with the first paying customers signing on in Q1 2026. We anticipate over 100 apartment buildings by the end of 2026, over 250 by the end of 2027, and over 400 by the end of 2028.

Over the next 12 months, management's primary objective is to **scale the RentGain network while establishing strong unit economics and a clear path to profitability**. While near-term profitability is not the primary focus, the business is designed to achieve **early contribution margin positivity** and transition toward profitability as scale increases. 1. Primary Objective: Network Scale with Strong Unit Economics The Company's business model is driven by **network effects and engagement-based monetization**, where revenue scales proportionally with user activity. Management's focus will be on: • Expanding the renter user base through property partnerships • Increasing advertiser demand and campaign volume • Optimizing engagement to maximize revenue per user (ARPU) These efforts are expected to drive **rapid revenue growth with improving margins over time**. 2. Path to Profitability RentGain is structured as a **high-margin digital marketplace**, with profitability improving as the platform scales. Key drivers toward profitability include: A. Low Customer Acquisition Cost (CAC) • Users are onboarded through property management partnerships • Bulk onboarding reduces reliance on paid marketing • Target CAC remains significantly below industry consumer app averages B. Scalable Revenue per User • Multiple monetization streams (video, ads, wallet, affiliate, surveys) • ARPU increases with engagement optimization • AI-driven personalization improves conversion rates C. High Gross Margin Structure • Digital delivery model with no inventory costs • Automated engagement platform • Revenue share model aligns payouts with performance 3. Key Business Objectives (Next 12 Months) Objective 1: User Growth and Activation • Onboard up to 100,000 renters • Achieve meaningful activation rates through engagement incentives • Expand property management partnerships across key markets Objective 2: Advertiser Demand Expansion • Secure recurring advertising budgets from brands and agencies • Build out self-serve DSP (Demand-Side Platform) capabilities • Increase campaign diversity across engagement verticals Objective 3: ARPU Optimization • Improve engagement rates through AI-driven recommendations • Increase participation across higher-value engagement activities • Optimize pricing and payout structures Objective 4: Platform Infrastructure and Automation • Enhance AI matching between users and advertisers • Improve fraud detection and engagement verification • Streamline onboarding and payment workflows 4. Milestones Toward Profitability Management expects to achieve the following milestones: • Positive contribution margin at the user level • Increasing revenue per active user over time • Improved advertiser retention and repeat spend • Reduction in marginal acquisition and servicing costs As the platform scales, fixed costs are expected to grow significantly slower than revenue, supporting a transition toward profitability. 5. Capital Allocation Strategy Capital raised will be deployed strategically to accelerate growth and improve long-term profitability: • Property and user acquisition partnerships • Advertiser acquisition and campaign onboarding • Technology development (AI, platform scalability) • Operational infrastructure and team expansion The Company will prioritize investments that **increase lifetime value (LTV) and reduce CAC**, reinforcing strong unit economics. 6. Summary While the Company may not achieve full profitability within the next 12 months, management expects to: • Establish strong and scalable unit economics • Demonstrate clear contribution margin positivity • Build a rapidly growing user and advertiser network • Lay the foundation for long-term profitability through scale

Liquidity and Capital Resources

On April 18, 2025 the Company conducted an offering pursuant to Regulation CF and raised $591,200.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The company has existing financial arrangements with directors and officers, which could present potential conflicts of interest.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gabriel Bar Shany (Signature)Gabriel Bar Shany (Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

Be Belong Group Corp

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
CHECKING (8029)	359,040.38
Total for Bank Accounts	**$359,040.38**
Accounts Receivable	
Account Receivable	23,300,000.00
Total for Accounts Receivable	**$23,300,000.00**
Other Current Assets	
Loans	0.00
Loan to Principals	272,795.80
Total for Other Current Assets	**$272,795.80**
Total for Current Assets	**$23,931,836.18**
Total for Assets	**$23,931,836.18**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Chase 3119 Bebelong- BCohen	26,878.10
Total for Credit Cards	**$26,878.10**
Total for Current Liabilities	**$26,878.10**
Total for Liabilities	**$26,878.10**
Equity	
Capital Contributions	1,841,018.66
Opening Balance Equity	23,300,000.00
Retained Earnings	
Net Income	-1,236,060.58
Total for Equity	**$23,904,958.08**
Total for Liabilities and Equity	**$23,931,836.18**

Profit and Loss

Be Belong Group Corp

January-December, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & Marketing	18,661.91
Ask My Accountant	0.00
Bank Charges & Fees	167.39
Car & Truck	$4,925.04
Transportations	2,089.52
Total for Car & Truck	**$7,014.56**
Continued Education	1,039.99
Contractors	
Outside Contractors	454,381.29
Subcontractors Reported	630,554.97
Total for Contractors	**$1,084,936.26**
Dues and Subscriptions	219.94
Insurance	2,363.90
Legal & Professional Services	
Human Resorces Fees	1,500.00
Legal Fees	16,616.00
Total for Legal & Professional Services	**$18,116.00**
Office Supplies & Software	33,376.82
Rent & Lease	56,115.50
Repairs & Maintenance	1,150.00
Software Development	10,416.67
Travel	2,481.64
Total for Expenses	**$1,236,060.58**
Net Operating Income	**-$1,236,060.58**
Net Other Income	
Net Income	**-$1,236,060.58**

Statement of Cash Flows

Be Belong Group Corp

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,236,060.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Account Receivable	-23,300,000.00
Chase 3119 Bebelong- BCohen	26,878.10
Loans	0.00
Loan to Principals	-272,795.80
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$23,545,917.70**
Net cash provided by operating activities	**-$24,781,978.28**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Capital Contributions	1,841,018.66
Opening Balance Equity	23,300,000.00
Net cash provided by financing activities	**$25,141,018.66**
NET CASH INCREASE FOR PERIOD	**$359,040.38**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$359,040.38**